

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Jan Loeb
Executive Chairman
NovelStem International Corp.
2255 Glades Road
Suite 221A
Boca Raton, FL 33431

> **Re: NovelStem International Corp.**
> **Registration Statement on Form 10-12G**
> **Filed August 2, 2022**
> **File No. 000-22908**

Dear Jan Loeb:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Morris DeFeo